UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010.

Commission File Number 000-51341

Gentium S.p.A

 (Translation of registrant’s name into English)

Piazza XX Settembre 2, 22079 Villa Guardia (Como), Italy

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes □  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

The following information is being furnished pursuant to General Instruction B to the General Instructions of the Form 6-K.

Below are the results of the ordinary and extraordinary meeting of shareholders of Gentium S.p.A. (the “Company”) held on April 30, 2010.

At the ordinary shareholders’ meeting, all of the resolutions were approved.  The voting results of the ordinary shareholders’ meeting were as follows:

Resolution	For	Against	Abstain	Total
Approve the 2009 Italian GAAP financial statements of the Company and related documents and cover the annual operating losses by the utilization of the Company’s net worth reserve.	8,474,960	18,000	17,836	8,510,796
To set the number of members of the Board of Directors and elect the following individuals as members of the Board of Directors of the Company for the 2010/11 term:
a. Gigliola Bertoglio	8,471,345	20,615	18,836	8,510,796
b. Marco Codella	8,431,345	60,615	18,836	8,510,796
c. Glenn Cooper	8,470,795	21,165	18,836	8,510,796
d. Laura Ferro	8,428,695	63,265	18,836	8,510,796
e. Khalid Islam	8,467,680	25,280	17,836	8,510,796
d. Bobby Sandage, Jr.	8,471,145	20,815	18,836	8,510,796
Approve compensation package of U.S. $155,000 for each director.	6,435,216	2,056,744	18,836	8,510,796
Approve retroactive compensation of U.S. $8,500 for each director.	8,432,805	60,055	17,936	8,510,796
Approve the engagement of Reconta Ernst & Young, S.p.A. as the Company’s independent auditor for U.S. and Italian financial statements, and approve compensation to such auditor.	8,486,895	6,065	17,836	8,510,796
Approve the amendment of the Company’s 2007 Stock Option Plan.	6,779,879	1,713,081	17,836	8,510,796

At the extraordinary shareholders’ meeting, none of the resolutions were approved because, despite receiving the affirmative vote of a majority of the ordinary shares represented at the meeting, none of the resolutions received the affirmative vote of a majority of all outstanding ordinary shares that is required under Italian law for such matters. The voting results of the extraordinary shareholders’ meeting were as follows:

Resolution	For	Against	Abstain	Total
To amend the previous resolution of the Extraordinary Shareholders’ Meeting held on April 27, 2007.	6,776,749	1,711,581	22,466	8,510,796
To increase the capital of the Company in cash by a maximum amount of €2,200,000 for the issuance of stock options to purchase a maximum of 2,200,000 ordinary shares of the Company (without a par value) to the Company’s employees, directors and consultants pursuant to the Company’s 2007 Stock Option Plan.	6,761,849	1,731,081	17,866	8,510,796
To amend Article 6 of the Company’s bylaws.	6,777,839	1,710,481	22,476	8,510,796
To grant Dr. Khalid Islam with the power to carry out all the necessary formalities in order to implement the above resolutions.	6,781,239	1,711,681	17,876	8,510,796

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GENTIUM S.P.A.

Date: May 5, 2010	By:	/s/ Khalid Islam
Name: Khalid Islam
Title: Chief Executive Officer